SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 23, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Nokia stock exchange release dated February 23, 2017: Nokia Solutions and Networks’ tender offer for all issued and outstanding shares and option rights in Comptel commences on February 27, 2017

Nokia Solutions and Networks’ tender offer for all issued and outstanding shares and option rights in Comptel commences on February 27, 2017

Nokia Corporation
Stock Exchange Release
February 23, 2017 at 15:00 (CET+1)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

Nokia Solutions and Networks’ tender offer for all issued and outstanding shares and option rights in Comptel commences on February 27, 2017

Espoo, Finland — Nokia Corporation (“Nokia”) and Comptel Corporation (“Comptel”) announced on February 9, 2017 that they had on February 8, 2017 entered into a transaction agreement under which Nokia, through its wholly-owned indirect subsidiary Nokia Solutions and Networks Oy (the “Offeror”), undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel or any of its subsidiaries (the “Tender Offer”).

The Finnish Financial Supervisory Authority has today approved the tender offer document relating to the Tender Offer (the “Tender Offer Document”). The acceptance period under the Tender Offer will commence on February 27, 2017 at 9:30 a.m. Finnish time and expire on March 29, 2017 at 4:00 p.m. Finnish time (the “Offer Period”). The Offeror reserves the right to extend the Offer Period in accordance with the terms and conditions of the Tender Offer.

The price offered for each share validly tendered in the Tender Offer is EUR 3.04 in cash (the “Share Offer Price”). The price offered for option rights validly tendered in the Tender Offer is EUR 2.56 in cash for each 2014A option right, EUR 2.16 in cash for each 2014B option right, EUR 1.53 in cash for each 2014C option right, EUR 2.15 in cash for each 2015A option right and EUR 2.15 in cash for each 2015B option right (the “Option Right Offer Price”).

The Board of Directors of Comptel unanimously recommends that the holders of shares and option rights accept the Tender Offer. Shareholders representing approximately 48.3 percent of all the shares and votes in Comptel have subject to certain customary conditions irrevocably undertaken to accept the Tender Offer.

The Tender Offer Document will be available in Finnish from February 27, 2017 onwards at the branch offices of Nordea Bank AB (publ), Finnish Branch, at Nasdaq Helsinki, Fabianinkatu 14, FI-00130 Helsinki, Finland, and at Offeror’s headquarters at Karaportti 3, FI-02610 Espoo, Finland, and the electronic version of the Tender Offer Document will be available in Finnish from February 24, 2017 onwards online at www.nordea.fi/osakkeet, www.comptel.com/nokia-tender-offer and www.nokia.com/fi_fi/sijoittajat/yritysostot-ja-myynnit, and in English from February 24, 2017 onwards online at www.nordea.fi/equities, www.comptel.com/nokia-tender-offer and www.nokia.com/en_int/investors/acquisitions-divestments.

Most of the Finnish book-entry account operators will send a notification of the Tender Offer, including instructions and the relevant acceptance form to their customers who are registered as shareholders in the shareholders’ register of Comptel maintained by Euroclear Finland Ltd. or are holders of Comptel’s option rights. Shareholders or holders of option rights who do not receive such notification from their account operator or asset manager can contact any branch office of Nordea Bank AB (publ), Finnish Branch where such shareholders or holders of option rights shall receive necessary information and can give their acceptance.

A shareholder or holder of option rights in Comptel whose holdings are registered in the name of a nominee and who wishes to accept the Tender Offer shall effect such acceptance in accordance with the nominee’s instructions.

As permitted under Finnish law, the Offeror may purchase shares and option rights in Comptel also on Nasdaq Helsinki or otherwise prior to the expiry of the Offer Period or any extended Offer Period, as the case may be, at a price not exceeding the Share Offer Price or the Option Right Option Price, as applicable.

The terms and conditions of the Tender Offer are enclosed in their entirety to this stock exchange release (Appendix 1).

Media Enquiries:

Nokia

Communications

Phone: +358 (0) 10 448 4900

E-mail: press.services@nokia.com

Investor Enquiries
Nokia

Investor Relations

investor.relations@nokia.com

Tel. +358 40 803 4080

ABOUT NOKIA

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

ABOUT COMPTEL

Life is digital moments. Comptel perfects these by transforming how you serve, meet and respond to the needs of “Generation Cloud” customers.

Our solutions allow you to innovate rich communications services instantly, master the orchestration of service and order flows, capture data-in-motion and refine your decision-making. We apply intelligence to reduce friction in your business.

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Comptel has enabled the delivery of digital and communications services to more than 2 billion people. Every day, we care for more than 20% of all mobile usage data. Nearly 300 service providers across 90 countries have trusted us to perfect customers’ digital moments.

For more information, visit www.comptel.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel-Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel-Lucent; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) timing of the deliveries of our products and services; H) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, as well as our expected customer reach; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including the expectations and targets related to the acquisition of Comptel and the related tender offer; and K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of the Alcatel-Lucent acquisition as well as the benefits of the acquisition of Comptel, and our ability to implement our organizational and operational structure efficiently; 3) general economic and market conditions and other developments in the economies where we operate; 4) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 6) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax

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matters and exchange controls, among others; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies after the acquisition of Alcatel-Lucent and the acquisition of Comptel; 8) our dependence on a limited number of customers and large multi-year agreements; 9) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 10) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigation that result in fines, penalties or sanctions; 11) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 12) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 13) our ability to retain, motivate, develop and recruit appropriately skilled employees; 14) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 15) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; and 16) our ability to achieve targeted benefits from or successfully implement planned transactions, including the intended acquisition of Comptel and related tender offer, as well as the liabilities related thereto, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, and in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

THIS RELEASE MAY NOT BE RELEASED OR OTHERWISE DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

THIS RELEASE IS NOT A TENDER OFFER DOCUMENT AND AS SUCH DOES NOT CONSTITUTE AN OFFER OR INVITATION TO MAKE A SALES OFFER. IN PARTICULAR, THIS RELEASE IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN, AND IS NOT AN EXTENSION OF THE TENDER OFFER, IN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. INVESTORS SHALL ACCEPT THE TENDER OFFER FOR THE SHARES AND OPTION RIGHTS ONLY ON THE BASIS OF THE INFORMATION PROVIDED IN A TENDER OFFER DOCUMENT. OFFERS WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND.

THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND, WHEN PUBLISHED, THE TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE POSTAL SERVICE OF, OR BY ANY MEANS OR INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATION, FACSIMILE TRANSMISSION, TELEX, TELEPHONE OR THE INTERNET) OF

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INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF, THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED, DIRECTLY OR INDIRECTLY, BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN THE UNITED STATES, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

THIS STOCK EXCHANGE RELEASE OR ANY OTHER DOCUMENT OR MATERIALS RELATING TO THE TENDER OFFER ARE FOR DISTRIBUTION IN THE UNITED KINGDOM ONLY TO PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”), (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.”) OF THE FINANCIAL PROMOTION ORDER, (III) ARE PERSONS FALLING WITHIN ARTICLE 43 OF THE FINANCIAL PROMOTION ORDER, (IV) ARE OUTSIDE THE UNITED KINGDOM, OR (V) ARE PERSONS TO WHOM AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000) IN CONNECTION WITH THE ISSUE OR SALE OF ANY SECURITIES MAY OTHERWISE LAWFULLY BE COMMUNICATED OR CAUSED TO BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”).  THIS STOCK EXCHANGE RELEASE AND THE TENDER OFFER AND THE MATERIALS RELATING THERETO ARE DIRECTED ONLY AT RELEVANT PERSONS AND MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS STOCK EXCHANGE RELEASE RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

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TERMS AND CONDITIONS OF THE TENDER OFFER

Object of the Tender Offer

Nokia Solutions and Networks Oy (the “Offeror”) offers to acquire all of the issued and outstanding shares (the “Shares” or, individually, a “Share”) in Comptel Corporation (the “Company”) and all of the option rights granted under the 2014 option plan of the Company (the “2014 Option Rights”) and under the 2015 option plan of the Company (the “2015 Option Rights”, and together with the 2014 Option Rights, the “Option Rights” or, individually, an “Option Right”) that are not held by the Company or any of its subsidiaries on the terms and subject to the conditions set forth below (the “Tender Offer”).

Nokia Corporation (“Nokia”) has guaranteed as for its own debt the performance of all of the Offeror’s obligations in relation to the Tender Offer, including the payment of any offer consideration.

According to the terms and conditions of the Company’s 2014 Option Rights, should anyone make a public tender offer for all the Shares, Option Rights and other special rights entitling to Shares issued by the Company, a holder of the 2014 Option Rights may assign all the 2014 Option Rights held by him or her to the offeror, although the transfer right defined in the terms and conditions of the 2014 Option Rights had not yet begun. According to the terms and conditions of the Company’s 2015 Option Rights, the 2015 Option Rights are transferable when the relevant share subscription period of the 2015 Option Rights has begun. On the date of this Tender Offer Document the share subscription period with respect to the 2015 Option Rights has not yet begun. The Board of Directors of the Company may, however, permit the transfer of the 2015 Option Rights also before the beginning of the share subscription period. Under the transaction agreement regarding the Tender Offer, entered into by Nokia and the Company on 8 February 2017, (the “Transaction Agreement”), the Board of Directors of the Company has undertaken to grant a permission to the holder of the 2015 Option Rights to transfer his 2015 Option Rights by accepting the Tender Offer and tendering the 2015 Option Rights into the Tender Offer in accordance with the terms and conditions thereof.

Offer Price

The offer price for each Share validly tendered in accordance with the terms and conditions of the Tender Offer is EUR 3.04 in cash (the “Share Offer Price”). However, should the Company resolve on any distribution of dividends or other assets after the signing date of the Transaction Agreement (“Distribution”), and should the record date of any such Distribution fall before any or all of the settlements of the completion trades (whether after the expiry of the Offer Period (as defined below) or any Subsequent Offer Periods (as defined below)) under the Tender Offer, the Share Offer Price shall be reduced by an amount equal to any and each such Distribution per Share, whereby the offer price so reduced shall constitute the Share Offer Price as defined under these terms and conditions of the Tender Offer.

The offer price for each Option Right validly tendered in accordance with the terms and conditions of the Tender Offer is: EUR 2.56 in cash for each 2014A Option Right, EUR 2.16 in cash for each 2014B Option Right, EUR 1.53 in cash for each 2014C Option Right, EUR 2.15 in cash for each 2015A Option Right and EUR 2.15 in cash for each 2015B Option Right (the “Option Right Offer Price”). Any Distribution by the Company shall not affect the Option Right Offer Price.

Offer Period

The offer period under the Tender Offer (“Offer Period”) commences on 27 February 2017 at 9:30 a.m. (Finnish time) and expires on 29 March 2017 at 4:00 p.m. (Finnish time), unless the Offer Period is extended as set forth below.

The Offer Period may be extended by the Offeror (i) from time to time until the Closing Conditions (as defined below) have been fulfilled or waived and (ii) with a Subsequent Offer Period (as defined below) in connection with the announcement of the final result of the Tender Offer whereby the Offeror also declares the Tender Offer unconditional, all as set forth below.

The Offeror will give notice of a possible extension of the Offer Period through a stock exchange release at the latest on 30 March 2017. The Offeror will give notice of a possible extension of an already extended Offer Period at the latest on the first Finnish banking day following the expiry of the extended Offer Period.

If the Offeror extends the Offer Period, the Offer Period will expire on the date and at the time to which the Offeror extends the Offer Period unless the extended Offer Period is discontinued as set forth below. The maximum duration of the Offer Period (including any extended Offer Period) is ten (10) weeks. However, if the Closing Conditions (as defined below) have not been fulfilled due to a particular obstacle such as, for example, pending approval by a competition authority, the Offeror may extend the Offer Period beyond ten (10) weeks until such obstacle has been removed and the Offeror has had a reasonable time to respond to the situation. The date of the expiry of the extended Offer Period will in such case be published at least two (2) weeks before such expiry. Further, any Subsequent Offer Period (as defined below) may extend beyond ten (10) weeks.

The Offeror may discontinue any extended Offer Period should all the Closing Conditions (as defined below) be fulfilled or waived by the Offeror before the expiry of the extended Offer Period and execute the sale and purchase of the Shares and Option Rights validly tendered in accordance with its terms and not properly withdrawn in accordance with sections “Terms of Payment and Settlement of Shares” and “Terms of Payment and Settlement of Option Rights” below. Should the Offeror discontinue the extended Offer Period, the Offeror will announce its decision thereon through a stock exchange release as soon as possible after such decision has been made and in any case at least two (2) weeks before the expiry of the extended Offer Period to be discontinued. If the Offeror discontinues the extended Offer Period, the extended Offer Period will expire on such earlier date and at the time indicated in such announcement made by the Offeror.

The Offeror also reserves the right to extend the Offer Period in connection with the announcement of the final result of the Tender Offer as set forth in section “Announcement of the Result of the Tender Offer” (such extended Offer Period shall be referred to as the “Subsequent Offer Period”). In the event of such Subsequent Offer Period, the Subsequent Offer Period will expire on the date and at the time determined by the Offeror in the final result announcement. The expiration of a Subsequent Offer Period will be announced at least two (2) weeks before the expiration of such Subsequent Offer Period.

Conditions to Completion of the Tender Offer

The obligation of the Offeror to accept for payment the tendered Shares and Option Rights and to complete the Tender Offer shall be subject to the fulfillment or, to the extent permitted by applicable law, waiver by the Offeror of the following conditions (jointly the “Closing Conditions”) on or prior to the date of the Offeror’s announcement of the final result of the Tender Offer:

1)             the valid tender of Shares representing, together with any other Shares otherwise acquired by the Offeror or Nokia prior to the final result announcement, more than ninety percent (90%) of the issued and outstanding Shares and voting rights of the Company on a fully diluted basis (i.e. taking into consideration the effect of the conversion of any and all Option Rights into shares in the Company) and calculated in accordance with Chapter 18 Section 1 of the Finnish Companies Act;

2)             the receipt of all necessary regulatory approvals, permits and consents, including without limitation competition clearances (if any), and that any conditions set in such permits, consents or clearances, including, but not limited to, any requirements for the disposal of any assets of the Offeror, Nokia or the Company or any reorganization of the business of the Offeror, Nokia or the Company, are acceptable to the Offeror in that they are not materially adverse to the Offeror, Nokia or the Company in view of the Tender Offer or the benefits of the transaction contemplated thereby;

3)             no Material Adverse Change (as defined below) having occurred after date of signing the Transaction Agreement;

4)             the Offeror or Nokia not, after the date of signing the Transaction Agreement, having received information previously undisclosed to them that constitutes a Material Adverse Change (as defined below), that occurred prior to the date of signing the Transaction Agreement;

5)             no information made public by the Company or disclosed by the Company to Nokia or the Offeror being materially inaccurate, incomplete, or misleading, and the Company not having failed to make public any information that should have been made public by it under applicable laws, including the rules of Nasdaq Helsinki, provided that, in each case, the information made public, disclosed or not disclosed or the failure to disclose information constitutes a Material Adverse Change (as defined below);

6)             no court or regulatory authority of competent jurisdiction having given an order or issued any regulatory action preventing, or materially challenging the completion of, the Tender Offer;

7)             the Board of Directors of the Company having issued its recommendation for the Tender Offer and the recommendation remaining in force and not being modified or changed in a manner detrimental to the Offeror or Nokia;

8)             the Transaction Agreement not having been terminated and remaining in force; and

9)             the undertaking by each of the Major Shareholders to accept the Tender Offer remaining in force in accordance with its terms.

“Material Adverse Change” means (a) any divestment or reorganization of all or any material part of the assets of the Company and its affiliated entities, taken as whole, or (b) any event, condition, circumstance, development, occurrence, change, effect or fact (each a “Effect”) that individually or in the aggregate, has, results in or would reasonably be expected to have or result in a material adverse effect on the business, assets, financial condition or results of operations of the Company and its affiliated entities, taken as a whole, excluding:

1)             any Effect in political, financial, industry, economic or regulatory conditions generally, so long as such Effect does not have a disproportionate effect on the Company relative to other industry participants;

2)             any Effect resulting from or caused by natural disasters, outbreak of major hostilities or any act of war or terrorism so long as such Effect does not have a disproportionate effect on the Company relative to other industry participants;

3)             any Effect resulting from any actions taken by the Company at the express request or direction of the Offeror or Nokia; or

4)             any Effect attributable to (i) an act or omission carried out or omitted by the Offeror or Nokia in connection with the Tender Offer or (ii) the Tender Offer (for the sake of clarity, including but not limited to Effects arising out of the announcement of, entry into, pendency of, anticipated completion of actions required or contemplated by or performance of obligations under, the Transaction Agreement and the transactions contemplated thereby or the identity of the parties to the Transaction Agreement).

Under no circumstances shall any Material Adverse Change be deemed to exist to the extent the Effect causing the alleged Material Adverse Change has been publicly disclosed in any of the Company’s stock exchange releases (including any publicly disclosed annual or interim reports) published during the three (3) years preceding the date of signing the Transaction Agreement or has been fairly disclosed in the due diligence information provided by the Company to Nokia or the Offeror prior to the date of signing the Transaction Agreement.

The Offeror reserves the right to withdraw the Tender Offer in the event that any of the above Closing Conditions is not fulfilled.

The Offeror can only invoke any of the Closing Conditions so as to cause the Tender Offer not to proceed, to lapse or to be withdrawn if the circumstances which give rise to the right to invoke the relevant Closing Condition have a significant meaning to the Offeror or Nokia in view of the Tender Offer, as referred to in the Regulations and Guidelines 9/2013 (as may be amended or re-enacted from time to time) issued by the Finnish Financial Supervisory Authority and the Helsinki Takeover Code.

The Closing Conditions set out herein are the exhaustive conditions for the completion of the Tender Offer.

The Offeror reserves the right to waive, to the extent permitted by applicable law, any of the Conditions to Completion that have not been satisfied.

Obligation to increase the Tender Offer or to pay compensation

The Offeror reserves the right to acquire Shares and/or Option Rights also in public trading on Nasdaq Helsinki or otherwise during and after the Offer Period (including any extension thereof) and any Subsequent Offer Period or otherwise outside the Tender Offer.

If the Offeror or any party referred to in Chapter 11, Section 5 of the Finnish Securities Market Act acquires, before the expiry of the Offer Period, Shares and/or Option Rights at a higher price than the Share Offer Price and/or the Option Right Offer Price or otherwise on terms that are more favourable than those of the

Tender Offer, the Offeror must according to Chapter 11, Section 25 of the Finnish Securities Market Act amend the terms and conditions of the Tender Offer to correspond to this acquisition on more favourable terms (obligation to increase the offer). The Offeror shall then, without delay, make public the triggering of the obligation to increase the offer and pay, in connection with the completion of the Tender Offer, and in addition to the Share Offer Price and/or the Option Right Offer Price, the difference between the more favourable acquisition terms and the consideration offered in the Tender Offer to the holders of securities who have accepted the Tender Offer.

If the Offeror or any party referred to in Chapter 11, Section 5 of the Finnish Securities Market Act acquires, during the nine (9) months following the expiry of the Offer Period, Shares and/or Option Rights at a higher price than the Share Offer Price and/or the Option Right Offer Price or otherwise on terms that are more favorable than those of the Tender Offer, the Offeror must according to Chapter 11, Section 25 of the Finnish Securities Market Act compensate those holders of securities who have accepted the Tender Offer for the amount equal to the difference between the more favorable acquisition terms and the consideration offered in the Tender Offer (obligation to compensate). The Offeror shall then, without delay, make public the triggering of the obligation to compensate and pay the difference between the more favorable acquisition terms and the consideration offered in the Tender Offer within one month after the triggering of the obligation to compensate to the holders of securities who have accepted the Tender Offer.

According to Chapter 11, Section 25, Subsection 5 of the Finnish Securities Market Act, the obligation to compensate shall, however, not be triggered in case the payment of a higher price than the Share Offer Price (or the Option Right Offer Price) is based on an arbitral award pursuant to the FCA, provided that the Offeror or any party referred to in Chapter 11, Section 5 of the Finnish Securities Market Act has not offered to acquire Shares (or Option Rights) on terms that are more favorable than those of the Tender Offer before or during the arbitral proceedings.

Acceptance Procedure of the Tender Offer

Shares

The Tender Offer must be accepted separately for each book-entry account. A shareholder of the Company giving the acceptance must have a cash account in a financial institution operating in Finland or abroad. A shareholder may only accept the Tender Offer unconditionally and for every Share on the book-entry account mentioned in the acceptance form on the date and time of the execution of the sale and purchase of the Shares. Acceptance given during the Offer Period is effective also until the end of any extended Offer Period.

Most of the Finnish book-entry account operators will send a notification of the Tender Offer, including instructions and the relevant acceptance form to their customers who are registered as shareholders in the shareholders’ register of the Company maintained by Euroclear Finland Ltd. (“Euroclear”). Shareholders who do not receive such notification from their account operator or asset manager can contact any branch office of Nordea Bank AB (publ), Finnish Branch (“Nordea Bank”) where such shareholders shall receive necessary information and can give their acceptance.

A shareholder in the Company whose shareholdings are registered in the name of a nominee and who wishes to accept the Tender Offer shall effect such acceptance in accordance with the nominee’s instructions. The Offeror will not send acceptance forms or other documents related to the Tender Offer to such shareholders in the Company.

Pledged Shares may only be tendered with the consent of the relevant pledgee. The obtaining of such consent shall be the responsibility of the relevant shareholder in the Company. The consent by the pledgee shall be delivered in writing to the account operator.

A shareholder in the Company who is registered as a shareholder in the shareholders’ register of the Company and who wishes to accept the Tender Offer shall submit a properly completed and duly executed acceptance form to the account operator managing the shareholder’s book-entry account in accordance with its instructions and within the time limit set by the account operator or, in the case such account operator does not accept acceptance forms (e.g. Euroclear), such shareholder shall contact any branch office of Nordea Bank to give his/her acceptance to tender the Shares. The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended, during such extended Offer Period, however, always in accordance with the instructions of the relevant account operator. In the event of a Subsequent Offer Period, the acceptance form shall be submitted so that it is received during the

Subsequent Offer Period, however, always in accordance with the instructions of the relevant account operator.

The method of delivery of acceptance forms is at the shareholder’s option and risk, and the delivery will be deemed made only when actually received by the relevant account operator or Nordea Bank. The Offeror reserves the right to reject any acceptance given in an incorrect or incomplete manner. The Offeror may also reject any partial tender of the Shares per book-entry account.

By accepting the Tender Offer, the shareholder of the Company authorizes Nordea Bank or a party authorized by Nordea Bank or the account operator managing the shareholder’s book-entry account to enter a transfer restriction or a sales reservation on the shareholder’s book-entry account after the shareholder has delivered its acceptance of the Tender Offer. In addition, the shareholder who has accepted the Tender Offer authorizes Nordea Bank or a party authorized by Nordea Bank or the account operator managing the shareholder’s book-entry account to perform the necessary entries and to take all other actions required to technically execute the Tender Offer and to sell all the Shares held at such book-entry account at the time of the execution of trades under the Tender Offer to the Offeror in accordance with the terms and conditions of the Tender Offer.

A shareholder that has validly accepted the Tender Offer and that has not properly withdrawn its acceptance in accordance with the terms and conditions of the Tender Offer may not sell or otherwise dispose of its tendered Shares. A transfer restriction in respect of the Shares will be registered in the relevant book-entry account after a shareholder has submitted the acceptance for the Tender Offer. If the Tender Offer is not completed or if the tender is properly withdrawn by the shareholder in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Shares in the relevant book-entry account will be removed as soon as possible and within approximately three (3) Finnish banking days following the announcement that the Tender Offer will not be completed or the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer.

Option Rights

2014A Option Rights and 2014B Option Rights registered in the Finnish book-entry securities system

Pursuant to the terms and conditions of the 2014 Option Rights, the share subscription period has with respect to the Option Rights belonging to the series 2014A begun on 1 February 2016, and to the series 2014B begun on 1 February 2017, and these Option Rights have been registered in the Finnish book-entry system. The acceptance procedure described here only applies to the 2014A Option Rights and the 2014B Option Rights.

The Tender Offer must be accepted separately for each book-entry account. A holder of Option Rights of the Company giving the acceptance must have a cash account in a financial institution operating in Finland or abroad. A holder of Option Rights may only accept the Tender Offer unconditionally and for every Option Right on the book-entry account mentioned in the acceptance form on the date and time of the execution of the sale and purchase of the Option Rights. Acceptance given during the Offer Period is effective also until the end of any extended Offer Period.

Most of the Finnish book-entry account operators will send a notification of the Tender Offer, including instructions and the relevant acceptance form to their customers who are holders of Option Rights. Holders of Option Rights who do not receive such notification from their account operator or asset manager can contact any branch office of Nordea Bank where such holders of Option Rights shall receive necessary information and can give their acceptance.

A holder of Option Rights whose holdings are registered in the name of a nominee and who wishes to accept the Tender Offer shall effect such acceptance in accordance with the nominee’s instructions. The Offeror will not send acceptance forms or other documents related to the Tender Offer to such holders of Option Rights in the Company.

Pledged Option Rights may only be tendered with the consent of the relevant pledgee. The obtaining of such consent shall be the responsibility of the relevant holder of Option Rights. The consent by the pledgee shall be delivered in writing to the account operator.

A holder of Option Rights who wishes to accept the Tender Offer shall submit a properly completed and duly executed acceptance form to the account operator managing the holder’s book-entry account in accordance with its instructions and within the time limit set by the account operator or, in the case such account operator does not accept acceptance forms (e.g. Euroclear), such holder of Option Rights can contact any branch office of Nordea Bank to give his/her acceptance to tender the Option Rights. The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended, during such extended Offer Period, however, always in accordance with the instructions of the relevant account operator. In the event of a Subsequent Offer Period, the acceptance form shall be submitted so that it is received during the Subsequent Offer Period, however, always in accordance with the instructions of the relevant account operator.

The method of delivery of acceptance forms is at the option and risk of the holder of Option Rights, and the delivery will be deemed made only when actually received by the relevant account operator or Nordea Bank. The Offeror reserves the right to reject any acceptance given in an incorrect or incomplete manner. The Offeror may also reject any partial tender of the Option Rights per book-entry account.

By accepting the Tender Offer, the holder of Option Rights authorizes Nordea Bank or a party authorized by Nordea Bank or the account operator managing the holder’s book-entry account to enter a transfer restriction or a sales reservation after the holder of Option Rights has delivered its acceptance of the Tender Offer. In addition, the holder of Option Rights who has accepted the Tender Offer authorizes Nordea Bank or a party authorized by Nordea Bank or the account operator managing the holder’s book-entry account to perform the necessary entries and to take all other actions required to technically execute the Tender Offer and to sell all the Option Rights held at such book-entry account at the time of the execution of trades under the Tender Offer to the Offeror in accordance with the terms and conditions of the Tender Offer.

A holder of Option Rights that has validly accepted the Tender Offer and that has not properly withdrawn its acceptance in accordance with the terms and conditions of the Tender Offer may not sell or otherwise dispose of its tendered Option Rights. A transfer restriction in respect of the Option Rights will be registered in the relevant book-entry account after a holder of Option Rights has submitted the acceptance for the Tender Offer. If the Tender Offer is not completed or if the tender is properly withdrawn by the holder of Option Rights in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Option Rights in the relevant book-entry account will be removed as soon as possible and within approximately three (3) Finnish banking days following the announcement that the Tender Offer will not be completed or the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer.

2014C Option Rights, 2015A Option Rights and 2015B Option Rights not registered in the Finnish book-entry securities system

Pursuant to the terms and conditions of the Option Rights, the share subscription period has not begun with respect to the Option Rights belonging to the series 2014C, 2015A and 2015B and these Option Rights have not been registered in the Finnish book-entry system. The acceptance procedures described herein apply only to the series 2014C, 2015A and 2015B Option Rights.

A holder of Option Rights of the Company not registered in the Finnish book-entry securities system may only accept the Tender Offer for all Option Rights held by him/her on the date of the execution of the sale and purchase of the Option Rights. A holder of Option Rights must have a cash account in a financial institution operating in Finland or abroad.

Nordea Bank will send a notification of the Tender Offer, including instructions and the relevant acceptance form, to all holders of Option Rights who are registered at the beginning of the Offer Period to the registry of holders of Option Rights held by the Company. The notification and instructions are sent to the address stated in such registry. If the holder of Option Rights does not receive such notification and acceptance form from Nordea Bank, or if the instructions and acceptance form cannot be sent because the address of the holder of Option Rights is unknown, the holder of Option Rights can contact the Company which shall instruct the holder of Option Rights on giving his/her acceptance.

Pledged Option Rights may only be tendered with the consent of the relevant pledgee. The obtaining of such consent shall be the responsibility of the relevant holder of Option Rights. The consent by the pledgee shall be delivered in writing together with the acceptance form.

A holder of Option Rights who wishes to accept the Tender Offer shall submit a properly completed and duly executed acceptance form in accordance with the instructions and within the time limit set by Nordea Bank.

The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended, during such extended Offer Period, however, always in accordance with the instructions of Nordea Bank. In the event of a Subsequent Offer Period, the acceptance form shall be submitted so that it is received during the Subsequent Offer Period, however, always in accordance with the instructions of Nordea Bank. Nordea Bank may set a separate time limit for delivering the acceptance form that ends already before the expiry of the Offer Period, the extended Offer Period or the Subsequent Offer Period.

The method of delivery of acceptance forms is at the option and risk of the holder of Option Rights, and the delivery will be deemed made only when actually received by Nordea Bank. The Offeror reserves the right to reject any acceptance given in an incorrect or incomplete manner. The Offeror may also reject any partial tender of the Option Rights held by a holder of Option Rights.

A holder of Option Rights that has validly accepted the Tender Offer may not sell or otherwise dispose of its tendered Option Rights. By accepting the Tender Offer, the holder of Option Rights authorizes Nordea Bank to sell his/her Option Rights to the Offeror in accordance with the terms and conditions of the Tender Offer.

Withdrawal Rights

In accordance with the Chapter 11, Section 16, Subsection 1 of the Finnish Securities Market Act, the acceptances for the Shares and the Option Rights validly tendered in accordance with the terms and conditions of the Tender Offer may be withdrawn at any time during the Offer Period or, if the Offer Period has been extended, during such extended Offer Period, until the Offeror has announced that all the Conditions to Completion have been fulfilled by the Offeror or the Offeror has waived the right to invoke them, thereby declaring the Tender Offer unconditional. After such announcement, the acceptances for the Shares and the Option Rights already tendered may no longer be withdrawn except in the event that a third party announces a competing public tender offer for the Shares and the Option Rights before the execution of the sale and purchase of the Shares and the Option Rights in accordance with sections “Terms of Payment and Settlement of Shares” and “Terms of Payment and Settlement of Option Rights” below. The holders of the Shares and/or the Option Rights validly tendered may also withdraw their acceptance during the Offer Period if the Offer Period has lasted over ten (10) weeks and the Tender Offer has not been completed.

The proper withdrawal of the acceptance for the Shares and/or the Option Rights validly tendered requires that a written notice of withdrawal is submitted to the same account operator to whom the acceptance form with respect to such Shares and/or Option Rights was submitted. In case the acceptance form with respect to Shares and/or Option Rights was submitted to Nordea Bank, the notice of withdrawal must be submitted to Nordea Bank. In case of holdings that are registered in the name of a nominee, the holders of Shares or Option Rights shall instruct the nominee to submit the notice of withdrawal.

If a holder of Shares or Option Rights registered in the Finnish book-entry securities system withdraws his/her acceptance of the Tender Offer in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Shares and Option Rights in the relevant book-entry account will be removed as soon as possible and within approximately three (3) Finnish banking days following the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer. As for the Option Rights not registered in the book-entry securities system, Nordea Bank will send a proof of the withdrawal to the relevant holder of Option Rights to the address registered to the registry of holders of Option Rights held by the Company in case of a possible withdrawal of the acceptance of the Tender Offer in accordance with the terms and conditions of the Tender Offer.

Shares and/or Option Rights for which an acceptance is withdrawn may be re-tendered by following the acceptance procedures described in section “Acceptance Procedure of the Tender Offer” above at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended, prior to the expiry of such extended Offer Period or during the Subsequent Offer Period, if any.

The account operator managing the relevant book-entry account or the nominee may charge a fee for withdrawals in accordance with its price list.

In the event of a Subsequent Offer Period, the acceptance of the Tender Offer shall be binding and cannot be withdrawn, unless otherwise provided under mandatory law.

Announcement of the Result of the Tender Offer

The Offeror will announce the preliminary result of the Tender Offer on or about the first (1st) Finnish banking day following the expiry of the Offer Period or, if applicable, the extended or discontinued Offer Period, and will announce the final result on or about the third (3rd) Finnish banking day following the expiry of the Offer Period or, if applicable, the extended or discontinued Offer Period. The announcement of the final result will confirm (i) the percentage of the Shares and the Option Rights that have been validly tendered and not properly withdrawn and (ii) whether the Tender Offer will be completed.

In the event of a Subsequent Offer Period, the Offeror will announce the initial percentage of the Shares and the Option Rights validly tendered during the Subsequent Offer Period on or about the first (1st) Finnish banking day following the expiry of the Subsequent Offer Period and the final percentage on or about the third (3rd) Finnish banking day following the expiry of the Subsequent Offer Period.

Terms of Payment and Settlement of Shares

The sale and purchase of the Shares validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer will be executed on or about the fourth (4th) Finnish banking day following the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. The sale and purchase of the Shares will take place on Nasdaq Helsinki if permitted by the rules applicable to securities trading on Nasdaq Helsinki. Otherwise, the sale and purchase of the Shares will take place outside of Nasdaq Helsinki.

Settlement will be effected on or about the second (2nd) Finnish banking day following the above completion of trades (the “Settlement Date”). The payment of the Share Offer Price will be made on the Settlement Date into the bank account connected to the shareholder’s book-entry account or, in the case of shareholders whose holdings are registered in the name of a nominee, into the bank account specified by the custodian or nominee. In any case, the Share Offer Price will not be paid to a bank account situated in United States, Canada, Japan, Australia, South Africa or Hong Kong or any other jurisdiction where the Tender Offer is not to be made (see section “Important information”), and all guidance from custodians or nominees specifying bank accounts in such jurisdictions will be rejected. Actual time of receipt for the payment by the shareholder will depend on the schedules of money transactions between financial institutions and agreements between the holder and account operator, custodian or nominee in each case.

In the event of a Subsequent Offer Period, the Offeror shall in connection with the announcement thereof announce the terms of payment and settlement for the Shares tendered during the Subsequent Offer Period. The completion trades of the Shares validly tendered in accordance with the terms and conditions of the Tender Offer during the Subsequent Offer Period shall, however, be executed at least within two (2) week intervals.

The Offeror reserves the right to postpone the payment of the Share Offer Price if payment is prevented or suspended due to a force majeure event, but shall immediately effect such payment once the force majeure event preventing or suspending payment is resolved.

Terms of Payment and Settlement of Option Rights

2014A Option Rights and 2014B Option Rights registered in the Finnish book-entry securities system

The sale and purchase of Option Rights registered in the Finnish book-entry securities system that are validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer will be executed on the same date as the sale and purchase of the Shares, i.e. on or about the fourth (4th) Finnish banking day following the expiry of the Offer Period, or, if applicable, the extended or discontinued Offer Period. The sale and purchase of the 2014A Option Rights and the 2014B Option Rights will take place on Nasdaq Helsinki if permitted by the rules applicable to securities trading on Nasdaq Helsinki. Otherwise, the sale and purchase of the 2014A Option Rights and the 2014B Option Rights will take place outside of Nasdaq Helsinki.

Settlement will be effected no later than on the Settlement Date, when the payment of the applicable Option Right Offer Price will be made into the bank account attached to the book-entry account of the holder of the Option Rights or, in case of nominee-registered Option Rights, into the bank account specified by the custodian or nominee. In any case, the Option Right Offer Price will not be paid to a bank account situated in United States, Canada, Japan, Australia, South Africa or Hong Kong or any other jurisdiction where the

Tender Offer is not to be made (see section “Important information”), and all guidance from custodians or nominees specifying bank accounts in such jurisdictions will be rejected. Actual time of receipt for the payment by the holder of the Option Rights will depend on the schedules of money transactions between financial institutions and agreements between the holder and account operator, custodian or nominee in each case.

In the event of a Subsequent Offer Period, the Offeror shall in connection with the announcement thereof announce the terms of payment and settlement for the Option Rights tendered during the Subsequent Offer Period. The sale and purchase of the Option Rights validly tendered in accordance with the terms and conditions of the Tender Offer during the Subsequent Offer Period shall, however, be executed at least within two (2) week intervals.

The Offeror reserves the right to postpone the payment of the applicable Option Right Offer Price if payment is prevented or suspended due to a force majeure event, but shall immediately effect such payment once the force majeure event preventing or suspending payment is resolved.

2014C Option Rights, 2015A Option Rights and 2015B Option Rights not registered in the Finnish book-entry securities system

The payment of the applicable Option Right Offer Price will be made no later than on the Settlement Date into the bank account of the holder of the Option Rights specified in the acceptance form. In any case, the Option Right Offer Price will not be paid to a bank account situated in United States, Canada, Japan, Australia, South Africa or Hong Kong or any other jurisdiction where the Tender Offer is not to be made (see section “Important information”), and all guidance from custodians or nominees specifying bank accounts in such jurisdictions will be rejected. Actual time of receipt for the payment by the holder of the Option Rights will depend on the schedules of money transactions between financial institutions.

In the event of a Subsequent Offer Period, the Offeror shall in connection with the announcement thereof announce the terms of payment and settlement for the Option Rights tendered during the Subsequent Offer Period. The sale and purchase of the Option Rights validly tendered in accordance with the terms and conditions of the Tender Offer during the Subsequent Offer Period shall, however, be executed at least within two (2) week intervals.

The Offeror reserves the right to postpone the payment of the applicable Option Right Offer Price if payment is prevented or suspended due to a force majeure event, but shall immediately effect such payment once the force majeure event preventing or suspending payment is resolved.

Transfer of Ownership

Title to the Shares validly tendered in the Tender Offer will pass to the Offeror against the payment of the Share Offer Price by the Offeror to the tendering shareholder.

Title to the Option Rights validly tendered in the Tender Offer will pass to the Offeror against the payment of the applicable Option Right Offer Price by the Offeror to the tendering holder of Option Rights.

Transfer Tax and Other Payments

The Offeror will pay the transfer taxes, if any, relating to the sale and purchase of the Shares and Option Rights in connection with the completion of the Tender Offer. The Offeror will not, however, be responsible for payment of such transfer tax, where the tax liability is based on the Finnish Tax Administration’s position on taxation of employment based options stated in its guidance (record no. A243/200/2016). According to the guidance, such transfer tax liability with respect to employment based option arrangements arises at the moment when a subscription right is granted, but the amount of payable transfer tax can only be determined upon exercising the right (e.g., in connection with the Tender Offer when the Option Rights are disposed).

Fees charged by account operators, asset managers, nominees or any other person for registering the release of any pledges or other possible restrictions preventing a sale of the relevant Shares or Option Rights, as well as fees relating to a withdrawal of the tender by a shareholder or a holder of Option Rights in accordance with section “Withdrawal Rights” above, will be borne by each shareholder and holder of Option Rights. The Offeror shall be responsible for other customary fees relating to book-entry registrations required for the purposes of the Tender Offer, the sale and purchase of the Shares and Option Rights tendered under the Tender Offer or the payment of the Share Offer Price and the Option Right Offer Price, respectively.

Other Issues

The Offeror reserves the right to amend the terms and conditions of the Tender Offer in accordance with Chapter 11, Section 15, Subsection 2 of the Finnish Securities Market Act, subject to the provisions of the Transaction Agreement.

Subject to the provisions of the Transaction Agreement, the Offeror reserves the right to extend the Offer Period and to amend the terms and conditions of the Tender Offer (including a potential withdrawal of the Tender Offer) in accordance with Chapter 11, Section 17 of the Finnish Securities Market Act if, during the Offer Period or any extended Offer Period, a third party announces a competing public tender offer for the Shares and Option Rights.

The Offeror shall have sole discretion to determine all other issues relating to the Tender Offer, subject to the requirements of applicable law as well as the provisions of the Transaction Agreement.

The Tender Offer is not being made directly or indirectly in any jurisdiction where either the making of or participating in such tender offer would be prohibited by applicable law or would require registration or further documents or measures in addition to those required under the Finnish law. As such, this Tender Offer Document and related acceptance forms are not and may not be distributed, forwarded or transmitted in or into any jurisdiction where such distribution, forwarding or transmission would be prohibited by applicable law or would require registration or further documents or measures in addition to those required under the Finnish law by any means whatsoever including, without limitation, mail, facsimile transmission, e-mail, telephone, Internet or other forms of communications. In particular, the Tender Offer is not being made, directly or indirectly, in or into, and this Tender Offer Document must under no circumstances be distributed into, or accepted by any such means within, or by persons located or resident in, or persons (including agents, fiduciaries or other intermediaries) acting for the account or benefit of persons located or resident in, the United States, Canada, Japan, Australia, South Africa or Hong Kong. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2017	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal